OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                          May 18, 2006                   FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2244
                                                    EMAIL: DADLER@OLSHANLAW.COM

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Jay Webb

RE:   LYNCH CORPORATION
      ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Gentlemen:

         We are securities  counsel to Lynch Corporation (the "Company") and are submitting,  on behalf of the Company,  its responses to the comment letter from the Division of Corporation  Finance,  dated May 8, 2006, relating to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2005
(the "Annual Report"). The Company's responses are numbered to correspond to the
Staff's comments and are filed together with Amendment No. 1 to Annual Report on
Form 10-K/A (the "Amended  Annual  Report"),  which amends the Company's  Annual
Report.

NOTE 12 - SEGMENT INFORMATION, PAGE 54

1.       WE SEE THAT  APPROXIMATELY 54% OF YOUR TOTAL REVENUES WERE DERIVED FROM
         FOREIGN  COUNTRIES IN 2005.  IF REVENUES  DERIVED  FROM ANY  PARTICULAR
         COUNTRY ARE MATERIAL, REVISE FUTURE FILINGS TO DISCLOSE THE NAME OF THE
         COUNTRY AND THE AMOUNT OF REVENUE FROM THE COUNTRY.  REFER TO PARAGRAPH
         38(A) OF FAS 131.

         The Company added this information to its Quarterly Report on Form 10-Q for the quarter  ended March 31, 2006 and will include such  information  in all future filings to which this requirement relates.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

May 18, 2006

EXHIBIT 31(A) AND 31(B)

2.       WE NOTE THAT THE CERTIFICATIONS  FILED AS EXHIBITS 31(A) AND 31(B) WERE
         NOT IN THE PROPER  FORM.  THE  REQUIRED  CERTIFICATIONS  MUST BE IN THE
         EXACT FORM PRESCRIBED;  THE WORDING OF THE REQUIRED  CERTIFICATIONS MAY
         NOT BE CHANGED IN ANY RESPECT, EXCEPT FOR THE MODIFICATIONS TEMPORARILY
         PERMITTED  TO BE  MADE TO THE  FOURTH  PARAGRAPH  OF THE  CERTIFICATION
         REQUIRED  TO BE FILED  AS  EXHIBIT  31  PURSUANT  TO PART  III.E OF THE
         RELEASE NO.  8238.  ACCORDINGLY,  PLEASE FILE AN AMENDMENT TO YOUR FORM
         10-K THAT INCLUDES THE ENTIRE FILING  TOGETHER WITH THE  CERTIFICATIONS
         OF EACH OF YOUR CURRENT CEO AND CFO IN THE FORM  CURRENTLY SET FORTH IN
         ITEM 601(B)(31) OF REGULATION S-K.

         The  Company has  amended  Exhibits  31(a) and 31(b) to be in the exact form set forth in Regulation S-K.

         For your  convenience,  under separate  cover, we are delivering to you two marked  copies  (compared  to the Annual  Report on Form 10-K) and two clean copies of the Amended Annual Report.

         Per your  request,  we have also  included  a letter  from the  Company containing  the  acknowledgements  referenced  in the  comment  letter  from the
Division of Corporation Finance, dated May 8, 2006.

         Please feel free to contact the  undersigned at (212)  451-2244  should any additional information be desired.

                                                     Very truly yours,

                                                     /s/ David J. Adler

                                                     David J. Adler

cc:      John C. Ferrara
         Eugene Hynes
         Mark L. Lakin